CHANGE IN CORPORATE STRUCTURE
SECTION 4.9 NATIONAL INSTRUMENT 51-102

1. Name and Address of Reporting Issuer

Zodiac Exploration Inc. (formerly Peninsula Resources Ltd.)("**New Zodiac**")
Suite 400, 1324 - 17th Avenue SW, Calgary, Alberta, T2T 5S8

2. Name and Address of Other Party to the Transaction

Zodiac Exploration Corp. ("**Zodiac**")
Suite 400, 1324 - 17th Avenue SW, Calgary, Alberta, T2T 5S8

3. Date of Change in Corporate Structure

Closed effective September 28, 2010

4. Description of Change in Corporate Structure

New Zodiac, a wholly-owned subsidiary of New Zodiac and Zodiac completed the court approved plan of arrangement (the "**Arrangement**") on September 28, 2010, pursuant to an arrangement agreement dated August 19, 2010. Pursuant to the Arrangement, New Zodiac acquired all of the issued and outstanding shares of Zodiac (the "**Zodiac Shares**"). Under the Arrangement, former Zodiac common shareholders received 1.45 New Zodiac common shares, with certain resale restrictions, for each Zodiac common share held and 1.45 New Zodiac common shares for each Zodiac Class "A" Share held (the "Consideration").

Prior to the completion of the Arrangement, Zodiac completed a brokered private placement ("**Private Placement**") for aggregate gross proceeds of $50 million, through the issuance of subscription receipts (the "**Subscription Receipts**"). Each Subscription Receipt entitled the holder to one Zodiac Class "A" Share without payment of additional consideration immediately preceding the closing of the Arrangement. In connection with completion of the Arrangement, the Subscription Receipts were deemed exercised and holders thereof were issued one Zodiac Class "A" Share for each Subscription Receipt held and the escrowed Subscription Receipts proceeds were released to Zodiac.

The Arrangement was approved at an annual and special meeting of the securityholders of Zodiac held on September 28, 2010. The Court of Queen's Bench of Alberta also granted a final order approving the Arrangement on September 28, 2010. As part of the Arrangement, a wholly owned subsidiary of New Zodiac and Zodiac were amalgamated and continued as Zodiac Exploration Corp.

Also, in connection with the Arrangement, New Zodiac continued its domicile from the Province of British Columbia to the Province of Alberta and changed its name to Zodiac Exploration Inc. (previous defined as "**New Zodiac**").

5. Financial Period Dates for the Issuer

The Issuer's financial year-end will be September 30 which was the financial year end of Zodiac. The Issuer's next interim financial period is for the year ended September 30, 2010.

6. Comparative Periods for the Issuer's First Financial Year End After the Transaction.

Filing Period	**Comparative Period**
Transition Year	
September 30, 2010	December 31, 2009
December 31, 2010	December 31, 2009
March 31, 2011	March 31, 2010
June 30, 2011	June 30, 2010
First Complete Financial year	
September 30, 2011	September 30, 2010
December 31, 2011	December 31, 2010
March 31, 2012	March 31, 2011
June 30, 2012	June 30, 2011

7. Documents Describing the Transaction

For further information regarding the Arrangement please refer to the management information circular of New Zodiac and Zodiac dated August 27, 2010 (the "**Circular**"). A copy of the Circular is available electronically at www.sedar.com.

A copy of the Certificate and Articles of Continuance are also available electronically at www.sedar.com.